UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11–K

(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934
        For the plan year ended December 31, 2003

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      For the transition period from _________ to ________

Commission file number 001 – 14097

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SAUER-DANFOSS LaSALLE FACTORY EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sauer–Danfoss Inc. 250 Parkway Drive, Suite 270 Lincolnshire, Illinois 60069

REQUIRED INFORMATION

The following plan financial statements, schedules, and reports have been prepared in accordance with the financial reporting requirements of ERISA.

1. Financial Statements:

Report of Independent Registered Public Accounting Firm, KPMG LLP

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2003 and 2002

Notes to Financial Statements

Supplemental Schedules:

                    Schedule H Line 4i - Schedule of Assets Held for Investment Purposes as of December 31, 2003

2. Exhibits:

                    23   Consent of KPMG LLP, Independent Registered Public Accounting Firm

                    32   Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: June 23, 2004

                                                                        SAUER-DANFOSS LaSALLE FACTORY
                                                                        EMPLOYEE SAVINGS PLAN

                                                                                    By: Sauer–Danfoss (US) Company,
                                                                                          Plan Administrator

                                                                                    By: Kenneth D. McCuskey
                                                                                          Kenneth D. McCuskey,Vice President

SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

Table of Contents

Report of Independent Registered Public Accounting Firm

Employee Benefit Committee
Sauer-Danfoss LaSalle
Factory Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

May 14, 2004
Des Moines, Iowa

SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets:
Investments	$5,231,713	4,369,562
Employer contributions receivable	542
Employee contributions receivable	9,033
Net assets available for benefits	$5,241,288	4,369,562
See accompanying notes to financial statements.

SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2003 and 2002

	2003	2002
Additions to net assets attributed to:
Contributions:
Employees	$380,016	342,090
Employers	29,674	24,683
Rollovers	---	44,661
Investment income	156,059	167,646
Net realized and unrealized gains on plan investments	466,922	---
Total additions	1,032,671	579,080

Deductions from net assets attributed to:
Net realized and unrealized losses on plan investments	---	461,247
Benefits paid	142,926	390,503
Fees	12,933	12,002
Premiums for life insurance	5,086	5,936
Total deductions	160,945	869,688

Transfers from other plans, net	---	4,178
Net increase (decrease) in net assets available for benefits	871,726	(286,430)

Net assets available for benefits:
Beginning of year	4,369,562	4,655,992
End of year	$5,241,288	4,369,562
See accompanying notes to financial statements.

SAUER-DANFOSS LaSALLE FACTORY
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

Years ended December 31, 2003 and 2002

(1)  Description of the Plan

The following description of Sauer-Danfoss LaSalle Factory Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan's agreement for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan which covers any person regularly employed by Sauer Danfoss (US) Company (the Company) in an hourly-paid factory position at its LaSalle, Illinois manufacturing facility. Persons employed on a part-time, temporary, or irregular basis for less than 1,000 hours a year are excluded from coverage, until the time that such person completes 1,000 hours of service in a consecutive twelve month period.

(b) Administration

The Plan is administered by the Employee Benefit Committee of the Company (the Plan Administrator).

(c) Trustee

AMVESCAP National Trust Company has been designated as trustee of the Plan.

(d) Contributions

The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their eligible compensation ranging from 1% to 21%. Annual contributions, including life insurance purchased, may not exceed $12,000 and $11,000 in 2003 and 2002, respectively, as indexed by the Internal Revenue Service. The Plan also places certain restrictions on contributions from those employees defined as highly compensated.

Certain participating employees are entitled to receive employer contributions into the Plan on their behalf. Employees that continue to accrue a benefit after September 1, 2001 under the multiplier formula in the Factory Pension Plan of Sauer-Danfoss (LaSalle) and International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, and its Local Union No. 285, a separate defined benefit pension plan maintained by the Company, are ineligible to receive employer contributions into the Plan.

For employees receiving contributions, the employer contributions consist of two components:

  A base contribution equal to 2% of the employee's eligible compensation; and

  A matching contribution equal to 50% of the employee's contribution, subject to a maximum matching contribution of 2% of eligible compensation.

(e) Participant Accounts

Participants have the option to invest contributions in the following funds:

  INVESCO Stable Value Trust Fund
  INVESCO Structured Small Cap Value Equity Trust Fund
  INVESCO Total Return Fund
  INVESCO 500 Index Trust Fund
  INVESCO Dynamics Fund
  INVESCO Small Company Growth Fund
  INVESCO International Equity Trust Fund
  Fidelity Equity Income Fund
  AIM Blue Chip Fund
  PIMCO Total Return Fund
  Lord Abbett Mid Cap Value Fund

Participants can also invest in the Sauer-Danfoss Inc. Stock Fund, which invests in the common stock of Sauer-Danfoss Inc., the Company's parent.

Participants can also invest in a life insurance fund which, in turn, can be directed by the participant to purchase life insurance on the participant, on the participant's spouse and/or on the life of the participant's children. Assets invested in participant life insurance coverage are generally excluded from Plan assets in the attached financial statements. Balances included in the life insurance fund represent unremitted employee withholdings from participants. They do not represent assets available for benefits but rather premiums which are subsequently remitted to the life insurance provider.

Participant accounts are credited for contributions and allocations of Plan earnings or loss. Plan earnings or losses are allocated to participants based upon their relative percentages of each fund's investment account balance.

Participants may also elect to borrow up to amounts defined in the Plan. Participant loans amounting to $243,554 and $249,898 at December 31, 2003 and 2002, respectively, are included in investments. Interest rates on the loans ranged from 5.50% to 11.00% at December 31, 2003 and 5.75% to 11.00% at December 31, 2002.

(f) Vesting

Participants are immediately vested in their own voluntary contributions and earnings thereon.

The interests of participants in the employer contributions and actual earnings thereon vest at the rate of 20% per year effective the first day of each year of service.

(g) Payment of Benefits

While still employed, a participant may, for certain documented hardship reasons, make a withdrawal from his or her Participant's Contribution Account at any time. While still employed, a participant may also withdraw all or any portion of his or her vested Plan benefit upon attaining age 59 1/2 or becoming disabled.

On termination of service for any reason other than death, a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than the joint life expectancy of the participant and his or her beneficiary. On termination of service by reason of death, the participant's beneficiary(ies) may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a lump-sum payment or in quarterly, semi-annual or annual installments over a fixed period of time that is not less than two years and not more than five years.

Distributions are generally payable in cash. A participant may elect to receive amounts distributed from the Sauer-Danfoss Inc. Stock Fund in whole shares, with any fractional shares paid in cash.

(h) Plan Expenses

Administrative expenses of the Plan are paid by the Company, except for mutual fund investment fees which are paid by the Plan.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis and present the net assets available for benefits and changes in those assets. The Plan's assets consist of the assets of the Sauer-Danfoss LaSalle Factory Employee Savings Plan Trust (the Trust).

The Plan Administrator has made certain estimates and assumptions relating to the reporting of assets, and changes thereto in preparing these financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from these estimates.

(b) Valuation of Investments

Investments in mutual funds are valued at quoted market prices, if available. Investments not having an established market are valued at fair value, as determined by the trustee.

Investments in participant loans are valued at their unpaid balance.

Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method.

(c) Federal Income Taxes

The Internal Revenue Service has determined and informed the Company by a letter dated May 21, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Continued qualification of the Plan will depend on the operation of the Plan in compliance with the IRC.

(3) The Trust

The fair values of investments of the Trust at December 31, 2003 and 2002 were as follows:

	2003	2002
INVESCO Stable Value Trust Fund (1) (2)	$2,578,209	2,428,914
INVESCO Select Income Fund (1)	---	30,177
INVESCO Structured Small Cap Value Equity Trust Fund (1)	12,777	---
INVESCO Total Return Fund (1) (2)	375,673	291,096
INVESCO 500 Index Trust Fund (1)	214,224	139,102
INVESCO Dynamics Fund (1)	157,536	89,385
INVESCO Small Company Growth Fund (1)	143,248	86,801
INVESCO International Equity Trust Fund (1)	91,719	63,305
Fidelity Equity Income Fund (2)	919,567	663,429
AIM Blue Chip Fund (1) (2)	415,222	309,841
PIMCO Total Return Fund	40,859	---
Lord Abbett Mid Cap Value Fund	7,548	---
Life Insurance Fund Assets	570	---
Sauer-Danfoss Inc. Stock Fund (1)	31,007	17,614
Participant loans	243,554	249,898
	$5,231,713	4,369,562

(1) Party-in-interest of the Plan.

(2) Investments comprising more than 5% of net assets available for benefits.

Investment income and net realized and unrealized appreciation (depreciation) in the fair value of investments for 2003 and 2002 were as follows:

	2003	2002
Interest	$14,853	17,035
Dividends	141,206	150,611
Net realized and unrealized appreciation (depreciation):
INVESCO Select Income Fund (1)	616	(900)
INVESCO Structured Small Cap Value Equity Trust Fund (1)	2,353	---
INVESCO Total Return Fund (1)	46,145	(53,164)
INVESCO 500 Index Trust Fund (1)	45,036	(43,185)
Fidelity Equity Income Fund	178,733	(142,644)
AIM Blue Chip Fund (1)	80,024	(111,616)
INVESCO Dynamics Fund (1)	38,585	(52,659)
INVESCO Small Company Growth Fund (1)	33,377	(49,873)
INVESCO International Equity Trust Fund (1)	22,158	(7,567)
PIMCO Total Return Fund	(406)	---
Lord Abbett Mid Cap Value Fund	687	---
Sauer-Danfoss Inc. Stock Fund (1)	19,614	361
	$622,981	(293,601)

(1) Party-in-interest of the Plan.

(4) Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. Upon termination of the Plan, each participant's account shall be fully vested and nonforfeitable.

Schedule 1

SAUER-DANFOSS LASALLE
FACTORY EMPLOYEE SAVINGS PLAN

Schedule H Line 4i - Schedule of Assets Held for Investment Purposes
December 31, 2003
Identity of party and description of investment	Units	Cost	Current value
INVESCO Stable Value Trust Fund (1)	2,578,209	$2,578,209	$2,578,209
INVESCO Structured Small Cap Value Equity Trust Fund (1)	155	10,443	12,777
INVESCO Total Return Fund (1)	15,692	412,281	375,673
INVESCO 500 Index Trust Fund (1)	7,656	211,652	214,224
INVESCO Dynamics Fund (1)	10,688	231,879	157,536
INVESCO Small Company Growth Fund (1)	12,882	185,473	143,248
INVESCO International Equity Trust (1)	4,335	80,230	91,719
Fidelity Equity Income Fund	18,484	893,471	919,567
AIM Blue Chip Fund (1)	37,073	449,007	415,222
PIMCO Total Return Fund	3,815	41,245	40,859
Lord Abbett Mid Cap Value Fund	401	7,127	7,548
Sauer-Danfoss Inc. Stock Fund (1)	2,024	20,603	31,007
Life Insurance Fund Assets	N/A	570	570
Participant loans - interest rates ranged
from 5.50% to 11.00%	N/A	243,554	243,554
		$5,365,744	$5,231,713
(1) Party-in-interest
See accompanying report of independent registered public accounting firm.

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Employee Benefit Committee Sauer-Danfoss
LaSalle Factory Employee Savings Plan
Ames, Iowa:

We consent to incorporation by reference in the Registration Statement No. 333-93745 on Form S-8 of Sauer-Danfoss Inc. of our report dated May 14, 2004, with respect to the statements of net assets available for benefits of the Sauer-Danfoss LaSalle Factory Employee Savings Plan as of December 31, 2003 and 2002, the related statements of changes in net assets available for benefits for the years then ended, and the related supplementary schedule of assets held for investment purposes at December 31, 2003, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Sauer-Danfoss LaSalle Factory Employee Savings Plan.

KPMG LLP

Des Moines, Iowa
June 23, 2004

Exhibit 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the LaSalle Factory Employee Savings Plan (the "Plan") on Form 11-K for the period ended December 31, 2003 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), each of the undersigned, David J. Anderson, Chief Executive Officer of Sauer-Danfoss Inc. (the "Company"), and Karl J. Schmidt, Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

  The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"); and

  The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 23, 2004	David J. Anderson
David J. Anderson
President and Chief Executive Officer

Dated: June 23, 2004	Karl J. Schmidt
Karl J. Schmidt
Executive Vice President and Chief Financial Officer

This certification is being furnished to the SEC as an exhibit to the Report and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise to be subject to the liabilities of that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.